UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibits 99.1 and 99.2 are Registrant’s Condensed Interim Unaudited Consolidated Financial Statements as of June 30, 2024 and for the Six Months ended June 30, 2024 and June 30, 2023 and Operating and Financial Review and Prospects.

The contents of this Report on Form 6-K, including Exhibits 99.1 and 99.2 annexed hereto, are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (Registration No. 333-281314), and shall be a part thereof from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Condensed Interim Unaudited Consolidated Financial Statements of Chijet Motor Company, Inc. and its subsidiaries as of June 30, 2024 and for the Six Months ended June 30, 2024 and June 30, 2023
99.2	Operating and Financial Review and Prospects

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2024

Chijet Motor Company, Inc.

By:	/s/ Mu Hongwei
Name:	Mu Hongwei
Title:	President and Chief Executive Officer